                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549





                                    FORM 11-K


     ----- ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE | X | ACT OF 1934 [FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2002
     -----

                                     OR



     -----  TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
     |   |  EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD
     -----  FROM ______________ TO ______________________
            COMMISSION FILE NUMBER___________________________









                  Profit Sharing Plan of Comshare, Incorporated
                  ---------------------------------------------
                             Full Title of the plan.





        Comshare, Incorporated, 555 Briarwood Circle, Ann Arbor, MI 48108
        -----------------------------------------------------------------
             Name of issuer of securities held pursuant to the plan
               and the address of its principal executive offices.

                               PROFIT SHARING PLAN

                            OF COMSHARE, INCORPORATED

                FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001

                 AND FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

                         REPORT OF INDEPENDENT AUDITORS




To the Plan Administrator
   of the Profit Sharing Plan
   of Comshare, Incorporated:



We have audited the accompanying statement of assets available for benefits of the PROFIT SHARING PLAN OF COMSHARE, INCORPORATED (the "Plan") as of June 30, 2002, and the related statement of changes in assets available for benefits for the year then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements of the Profit Sharing Plan of Comshare, Incorporated as of June 30, 2001 and for the year ended June 30, 2001, were audited by other auditors who have ceased operations and whose report dated September 28, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 2002 and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of June 30, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


ERNST & YOUNG LLP

Detroit, Michigan,
November 25, 2002

This report set forth below is a copy of a previously issued audit report by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP in connection with its inclusion in the Form 11-K.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator
   of the Profit Sharing Plan
   of Comshare, Incorporated:



We have audited the accompanying statements of net assets available for benefits of the PROFIT SHARING PLAN OF COMSHARE, INCORPORATED (the "Plan") as of June 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended June 30, 2001, 2000 and 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000 and the changes in net assets available for benefits for the years ended June 30, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP


Detroit, Michigan,
September 28, 2001.

                               PROFIT SHARING PLAN

                            OF COMSHARE, INCORPORATED

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE





                                                                          Page
                                                                          ----
Statements of Assets Available for Benefits as of                           1
   June 30, 2002 and 2001


Statements of Changes in Assets Available for Benefits                      2
   for the Years Ended June 30, 2002 and 2001


Notes to Financial Statements                                             3-7


SCHEDULE

Schedule I, Item 4i - Schedule of Assets Held for Investment
   Purposes at End of Year as of June 30, 2002                              8

                               PROFIT SHARING PLAN

                            OF COMSHARE, INCORPORATED

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                          AS OF JUNE 30, 2002 AND 2001



                                                       2002              2001
                                                    -----------      -----------
RECEIVABLES:
     Employer's contribution                        $    79,305      $    70,599
     Participants' contributions                        142,182          124,804
     Accrued loan repayments                              8,887            9,992
                                                    -----------      -----------

                                                        230,374          205,395

INVESTMENTS, at market value
     Registered investment companies                 22,013,121       23,776,628
     Company stock fund                                 675,220        1,375,522
     Loans to participants                              307,532          364,942
                                                    -----------      -----------

                                                     22,995,873       25,517,092


ASSETS AVAILABLE
  FOR BENEFITS                                      $23,226,247      $25,722,487
                                                    ===========      ===========






        The accompanying notes are an integral part of these statements.

                               PROFIT SHARING PLAN

                            OF COMSHARE, INCORPORATED

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001






                                                     2002              2001
                                                 ------------      ------------
INVESTMENT INCOME (LOSS):
     Unrealized appreciation
          (depreciation) of investments          $ (3,941,706)     $ (5,635,936)
     Interest and dividend income                     582,161         1,522,944
     Realized gain (loss) on
          investments                                (181,251)         (605,795)
                                                 ------------      ------------

                                                   (3,540,796)       (4,718,787)

CONTRIBUTIONS:
     Employer                                         974,523           893,946
     Participants                                   1,831,396         1,816,711
                                                 ------------      ------------

                                                    2,805,919         2,710,657


DISTRIBUTIONS TO
     PARTICIPANTS                                  (1,761,363)       (1,345,862)
                                                 ------------      ------------

Increase (Decrease) in
     Assets Available for Benefits                 (2,496,240)       (3,353,992)

ASSETS AVAILABLE
     FOR BENEFITS,
     BEGINNING OF YEAR                             25,722,487        29,076,479
                                                 ------------      ------------

ASSETS AVAILABLE
     FOR BENEFITS,
     END OF YEAR                                 $ 23,226,247      $ 25,722,487
                                                 ============      ============









        The accompanying notes are an integral part of these statements.

                               PROFIT SHARING PLAN
                            OF COMSHARE, INCORPORATED
                          NOTES TO FINANCIAL STATEMENTS

(1)      DESCRIPTION OF THE PLAN

         The information discussed below is a summary only and reference should be made to the Profit Sharing Plan of Comshare, Incorporated (the "Plan") or inquiries made of the Plan Administrator for more complete information.

         (a)     General

                 The Plan is a defined contribution plan covering eligible employees of Comshare, Incorporated (the "Company"). The Plan provides retirement benefits and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company administers the Plan and pays all plan administration costs, including fees paid to the Trustee. The operating expenses of the investment advisor are netted from the returns of the funds.

         (b)     Trustee and Investment Advisors

                 As of June 30, 2002 the Plan held investments with Vanguard Fiduciary Trust Company (the "Trustee" and "Investment Advisor") and RS Investment Trust ("Investment Advisor").

                 In accordance with the Trust Agreement, the Trustee holds and administers the Plan's assets and executes transactions therewith for the purpose of providing benefits as described in the Plan agreement. The Investment Advisors execute all investment transactions.

         (c)     Loans and Hardship Withdrawals

                 The Plan provides for hardship withdrawals in certain circumstances and for loans to participants. Loans must be at least $1,000 and may not exceed the lesser of 50% of a participant's vested balance, or $50,000, reduced by the amount of the highest outstanding balance on any previous loan in the past 12 months, and bear interest comparable to competitive bank rates for loans of similar purpose. Loans are repaid through payroll withholding. Loans are required to be repaid in five years, except for those used to purchase a primary residence for which the maturity can be up to twenty years.

         (d)     Contributions

                 Participants may make before-tax contributions, subject to Internal Revenue Service limitations. Participants are eligible for monthly employer matching contributions equal to 100% of the participant's before-tax contributions up to 6% of their compensation.

                 Subsequent to the June 30, 2002 plan year end, the Company reduced the rate of future monthly employer matching contributions from 100% to 50% of an eligible participant's contributions.

                 The Company may make discretionary contributions, the amount of which is determined by the Board of Directors. There were no discretionary contributions in 2002 or 2001. To qualify for such discretionary employer contributions for any given Plan year, a participant must be credited with 1,000 or more hours of service

                              PROFIT SHARING PLAN
                           OF COMSHARE, INCORPORATED
                         NOTES TO FINANCIAL STATEMENTS

                                  (continued)


                 during the Plan year and be employed by the Company on the last day of the Plan year.

         (e)     Investment Options

                 As of June 30, 2002, as per the fund descriptions, the investment options available to participants are as follows:
                 (1) Vanguard Prime Money Market Fund, a money market fund, consisting of investments with maturities of one year or less;
                 (2) Vanguard Total Bond Market Index Fund Investor Shares, an intermediate bond fund, consisting primarily of investments in U.S. Government and corporate bonds; (3) Vanguard 500 Index Fund Investor Shares, a diversified equity fund, consisting of investments in the stocks included in the Standard & Poors' 500 Index; (4) Vanguard Wellington Fund Investor Shares, a balanced fund, consisting of investments in both stocks and bonds; (5) Vanguard United States Growth Fund Investor Shares, a growth stock fund, consisting of investments in common stocks of large companies with above-average growth potential; (6) Vanguard International Value Fund, an international equity fund, consisting of investments in stocks of companies based outside the United States; (7) Vanguard Extended Market Index Fund Investor Shares, a diversified equity fund that seeks to provide long-term growth of capital by investing in the small and medium sized companies that comprise the Wilshire 4500 Index; (8) Vanguard Windsor II Fund Investor Shares, a value oriented growth and income fund seeking opportunities primarily in common stocks that are out of favor or undervalued; (9) RS Emerging Growth Fund, invests in the stocks of smaller, rapidly growing companies in industry segments that are experiencing rapid growth and in companies with proprietary advantages; (10) Comshare Stock Fund, a fund investing in the common stock of Comshare, Inc. There are no guaranteed rates of returns for these funds.

                 Participants may change their investment election daily for existing participant account balances and/or new contributions to the Plan. Contributions to the Plan are invested directly by the Trustee into the investment options based on participant elections.

                 The Plan provides for investments in various investment securities that are, in general, exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

         (f)     Vesting and Eligibility

                 All full-time employees and certain part-time employees are eligible to make employee before-tax contributions to the Plan at the beginning of the calendar quarter following the date of hire. Eligible participants begin sharing in employer contributions after completing one year of service. As of June 30, 2002 there were 263 active participants.

                 Employer matching contributions vest according to a five year schedule for participants with targeted compensation greater than the social security wage base. All other participants are fully vested in employer matching contributions. Effective October 1, 2002 the plan was amended to provide full vesting in employer matching contributions for all active participants.

                 Participants vest in employer discretionary contributions according to a five year schedule. Participants completing at least 1,000 hours of service in a given plan year are

                              PROFIT SHARING PLAN
                           OF COMSHARE, INCORPORATED
                         NOTES TO FINANCIAL STATEMENTS

                                  (continued)

                 credited with an increase in vesting for such plan year. Full vesting also occurs upon retirement at age 65, or after death or total disability.

                 Employee contributions are always fully vested.

         (g)     Benefit Distributions

                 Distribution of the vested amounts in a participant's account can be made upon termination of employment or upon retirement. Benefits are paid, at the option of the participant, in a lump sum payment or in periodic payments of substantially equal amounts for a specified number of years, not to exceed ten.

         (h)     Benefits Payable

                 As of June 30, 2002 and 2001, the assets available for benefits included $38,016 and $249,033, respectively, for benefits payable that were due but had not been distributed to participants as a result of termination of employment or retirement. These amounts are shown as liabilities on Form 5500 and are the only reconciling item between the financial statements and Form 5500 (See note 4).

         (i)     Plan Termination

                 Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the participants will become fully vested and will receive the balances in their individual accounts.

         (j)     Allocation to Participants' Accounts

                 The Trustee maintains the detailed accounts of the assets available for benefits in the Plan. The Trustee values the fund for each investment option at market value on a daily basis. The net change in each fund's market value for the period is allocated to the accounts of participants within that fund in the same proportion that the balance of each participant's account bears to the total of the fund on the last day of the period. Interest income on loans to participants is credited directly to the individual participant's account. Company discretionary contributions and forfeitures are allocated to eligible participants' accounts in the same proportion that the participant's eligible compensation bears to the total eligible compensation of all participants for the year.

         (k)     Forfeitures

                 Non-vested account balances of terminated employees are forfeited at the end of the quarter following the date of termination. Forfeitures were $12,749 and $10,723 for the years ended June 30, 2002 and 2001, respectively. Forfeitures are allocated on a pro-rata basis to remaining participants.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)     Basis of Accounting

                              PROFIT SHARING PLAN
                           OF COMSHARE, INCORPORATED
                         NOTES TO FINANCIAL STATEMENTS

                                  (continued)


                 The financial statements of the Plan have been prepared on the accrual basis of accounting.

         (b)     Investments

                 Investment transactions are recorded by the Trustee on a trade date basis. Investments are stated in the Statement of Assets Available for Benefits at market value. Realized gains and losses on sale of investments and unrealized appreciation of investments are computed based on the difference between the market value of the investments at the beginning of the year, or at the time of purchase if acquired during the year, and the market value of investments when sold or at Plan year-end.

         (c)     Payment of Benefits

                 Benefits are recorded when paid.

         (d)     Management Estimates

                 The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3)       INCOME TAX STATUS

         The Plan has received an opinion letter from the Internal Revenue Service dated August 22, 2001, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the Plan will be considered to have a plan qualified under
         Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.


(4)      RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

         The following is a reconciliation of assets available for benefits per the financial statements at June 30, 2002 and 2001 to Form 5500:

                                                                             2002                2001
                                                                        --------------      --------------
         Assets available for benefits per
           the financial statements                                     $   23,226,247      $   25,722,487
         Amounts allocated to withdrawing participants                          38,016             249,033
                                                                        --------------      --------------
         Assets available for benefits per the Form 5500                $   23,188,231      $   25,473,454
                                                                        ==============      ==============

                              PROFIT SHARING PLAN
                           OF COMSHARE, INCORPORATED
                         NOTES TO FINANCIAL STATEMENTS

                                  (continued)




The following is a reconciliation of benefits paid to participants per the financial statements for the years ended June 30, 2002 and 2001, to Form 5500:


                                                                                           Year Ended
                                                                                          June 30, 2002
                                                                                         ---------------
Benefits paid to participants per financial statements                                   $    1,761,363

Add:  Amounts allocated to withdrawing participants at June 30, 2002                             38,016

Less:  Amounts allocated to withdrawing participants at June 30, 2001                          (249,033)
                                                                                         ---------------

Benefits paid per the Form 5500                                                          $    1,550,346
                                                                                         ===============



                                                                                           Year Ended
                                                                                          June 30, 2001
                                                                                         ---------------
Benefits paid to participants per financial statements                                   $    1,345,862

Add:  Amounts allocated to withdrawing participants at June 30, 2001                            249,033

Less:  Amounts allocated to withdrawing participants at June 30, 2000                          (102,139)
                                                                                         ---------------

Benefits paid per the Form 5500                                                          $    1,492,756
                                                                                         ===============



(5)      INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's assets at either June 30, 2002 or 2001 together with comparative amounts:


                                                                             2002                2001
                                                                             ----                ----
         Vanguard 500 Index Fund Investor Shares                          $9,532,740          $11,696,120
         Vanguard Prime Money Market Fund                                  3,148,447            3,688,869
         Vanguard Total Bond Index Fund Investor Shares                    2,044,821            1,607,333
         Vanguard United States Growth Fund Investor Shares                2,300,579            3,131,681
         Vanguard Wellington Fund Investor Shares                          2,740,159            2,530,588
         Comshare Stock Fund                                                 675,220            1,375,522

                                                                      SCHEDULE I

                               PROFIT SHARING PLAN

                            OF COMSHARE, INCORPORATED

                             EIN: 38-1804887 PN: 001

    ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                               AS OF JUNE 30, 2002




                                                 Description of Investment
            Identity of Issue,                    Including Maturity Date,
            Borrower, Lessor,                        Rate of Interest                           Market
            or Similar Party                       Par or Maturity Value                         Value
            ----------------                       ---------------------                         -----
          REGISTERED INVESTMENT COMPANIES:

*         Vanguard Group                         500 Index Fund Investor Shares               $ 9,532,740

*         Vanguard Group                         Prime Money Market Fund                        3,148,447

*         Vanguard Group                         Wellington Fund Investor Shares                2,740,159

*         Vanguard Group                         United States Growth Fund Investor Shares      2,300,579

*         Vanguard Group                         Total Bond Market Index Fund Investor Shares   2,044,821

*         Vanguard Group                         Windsor II Fund Investor Shares                1,025,906

*         Vanguard Group                         International Value Fund                         721,550

*         Vanguard Group                         Extended Market Index Fund Investor Shares       267,079

*         RS Investments                         Emerging Growth Fund                             231,840
                                                                                               ----------
             Total Registered Investment Companies:                                            22,013,121

          COMMON STOCK:

*         Comshare, Incorporated                 Comshare Stock Fund                              675,220


          LOANS:

*         Loans to participants                  Interest rates range                             307,532
                                                 from 5.75% to 10.75%;                        -----------
                                                 maturing through July 1, 2020

          TOTAL INVESTMENTS                                                                  $ 22,995,873
                                                                                              ===========

* Represents a party-in-interest

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (33-9755, 33-28437, 33-37564, 33-85720, 33-87706, 33-87708, 33-86908, 33-65109,
333-91477, 333-91479, 333-93549, 333-93551, 333-93553 and 333-76082) pertaining to the Profit Sharing Plan of Comshare, Incorporated of our report dated November 25,2002, with respect to the financial statements and schedule of the Profit Sharing Plan of Comshare, Incorporated included in this Annual Report (Form 11-K) for the year ended June 30, 2002.



                                      Ernst & Young LLP

Detroit, Michigan
November 25, 2002

EXHIBIT I

                NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act of 1933, as amended (the "Securities Act"), provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

On June 12, 2002, Comshare, Incorporated (the "Company") appointed Ernst & Young LLP to replace Arthur Andersen LLP as the independent auditor of the Company. For additional information, see the Company's Current Report on Form 8-K dated June 13, 2002. After reasonable efforts, the Company has been unable to obtain Arthur Andersen LLP's written consent to the incorporation by reference of its audit report with respect to the Company's financial statements as of June 30, 2001 and for the two years in the period then ended from this Form 11-K into the Company's registration statements on Form S-8 (33-9755, 33-28437, 33-37564, 33-85720, 33-87706, 33-87708, 33-86908, 33-65109, 333-91477, 333-91479,
333-93549, 333-93551, 333-93553, and 333-76082) (collectively, the "Registration
Statements"). Under these circumstances, Rule 437a under the Securities Act permits the Company to file this Form 11-K without a written consent from Arthur Andersen LLP. However, as a result, with respect to transactions in the Company's securities pursuant to the Registration Statements that occur subsequent to the date this Form 11-K is filed with the Securities and Exchange Commission, Arthur Andersen LLP will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions of a material fact required to be stated therein based upon the incorporation by reference of such financial statements from this Form 11-K. Accordingly, you would be unable to recover damages based upon a claim against Arthur Andersen LLP under Section 11(a) of the Securities Act based upon the incorporation by reference from this Form 11-K into the Registration Statements, because Arthur Andersen LLP has not consented to such incorporation.